02055794

JG SUMMIT
ƆLDINGS, INC.

..ɴᴜʙɪɴsONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

October 28, 2002

SEC MAIL PROCESSING RECEIVED
NOV 08 2002
WASH, D.C. 155 SECTION

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Monthly Report on Long Term Commercial Papers for the month ended September 30, 2002;

2. Anti-Money Laundering Manual of JG Summit Holdings, Inc. under transmittal letter to the Philippine SEC dated October 15, 2002;

3. SEC Form 17-C re Report on Subsidiary's Acquisition of Shares dated October 17, 2002 for acquisition of JG Summit Holdings, Inc. shares;

4. SEC Form 17-C re Report on Subsidiary's Acquisition of Shares dated October 17, 2002 for acquisition of Universal Robina Corporation shares;

5. SEC Form 17-C re Report on Subsidiary's Acquisition of Shares dated October 18, 2002 for acquisition of JG Summit Holdings, Inc. shares;

6. October 18, 2002 Reply to SEC Letter of Sept. 24, 2002 Requesting for Reconsideration of Penalty Imposition on Alleged Late Filing of JGSHI's Definitive Information Statement;

7. Amended SEC Form 17-Q for the Quarter Ended June 30, 2002;

8. SEC Form 17-C re Appointment of New Transfer Agent dated October 21, 2002; and

dlw 11/15

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

9. SEC Form 17-C re Report on Subsidiary's Acquisition of Shares dated October 25, 2002 for acquisition of shares of Universal Robina Corporation and Robinsons Land Corporation.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/10/28/02

SEC NUMBER 184044
FILE NUMBER ____________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED SEPTEMBER 30, 2002

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: September **Year: 2002**

Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) b. Special ( ) w/ CCL ( ) w/o CCL Name of Selling Agent:	( ) a. Collateral (x) b. Debt to Equity Ratio ( ) c. Financial Ratios ( ) d. Exempt from registration Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC.
ISABELITA C. ERJAS	ELEANOR HILADO / GABRIEL LIM	JAMES L GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF IN QUEZON CITY M.M.) S.S.

OCT 0 9 2002

SUBSCRIBED AND SWORN TO before me this ______ day of ______, 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 15082309 issued at Pasig City on Jan. 31, 2002.

JOEL G. GORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 281
Page No. 57
Book No. 170
Series of '02

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

September 30, 2002

TRANCHE I

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	6.020%	P 4,400,000
2. Board of Trustees of PERAA - D	April 10, 2003	6.020%	900,000
3. PCI Capital Corporation	April 10, 2003	6.020%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	6.020%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	6.020%	55,800,000
6. BPI Capital Corporation	April 10, 2003	6.020%	9,000,000
7. International Capital Corporation	April 10, 2003	6.020%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	6.020%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	6.020%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	6.020%	3,000,000
11. China Banking Corporation	April 10, 2003	6.020%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	6.020%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	6.020%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	6.020%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	6.020%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	6.020%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	6.020%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	6.020%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	6.020%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	6.020%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	6.020%	3,000,000
22. AIM Building Fund	April 10, 2003	6.020%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	6.020%	5,400,000
24. Union Bank of the Philippines	April 10, 2003	6.020%	36,000,000
25. Penta Capital Investment Corp.	April 10, 2003	6.020%	4,500,000
26. Land Bank of the Philippines	April 10, 2003	6.020%	34,500,000
27. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	6.020%	6,000,000
28. Deutsche Bank	April 10, 2003	6.020%	4,600,000
29. Metropolitan Bank and Trust Co.	April 10, 2003	6.020%	54,000,000
30. Yolanda M. Uy	April 10, 2003	6.020%	500,000
31. Benjamin S. Pua	April 10, 2003	6.020%	1,000,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

September 30, 2002

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	6.128%	P 41,300,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	6.128%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	6.128%	1,050,000
4. PCI Capital Corporation	May 8, 2003	6.128%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	6.128%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	6.128%	65,100,000
7. BPI Trust	May 8, 2003	6.128%	10,500,000
8. International Capital Corporation	May 8, 2003	6.128%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	6.128%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	6.128%	5,000,000
11. China Banking Corporation	May 8, 2003	6.128%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	6.128%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	6.128%	42,000,000
14. Global Business Bank	May 8, 2003	6.128%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	6.128%	15,000,000
16. First Metro Investment Corporation	May 8, 2003	6.128%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	6.128%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	6.128%	6,300,000
19. Union Bank of the Philippines	May 8, 2003	6.128%	30,000,000
20. Penta Capital Investment Corp.	May 8, 2003	6.128%	5,250,000
21. Metropolitan Bank and Trust Co.	May 8, 2003	6.128%	63,000,000
22. Benjamin S. Pua	May 8, 2003	6.128%	250,000
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

September 30, 2002

TRANCHE III

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	6.453%	P 16,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	6.453%	1,050,000
3. PCI Capital Corporation	June 6, 2003	6.453%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	6.453%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. Non-contributing Retirement Gratuity Fund	June 6, 2003	6.453%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	6.453%	2,000,000
7. Equitable PCIBank Trust as Investment Mgr. of Consolidated Industrial Gases Inc. Employees' Retirement Plan	June 6, 2003	6.453%	5,000,000
8. BPI Trust	June 6, 2003	6.453%	10,500,000
9. United Coconut Planters Bank	June 6, 2003	6.453%	65,100,000
10. Phil. Commercial Capital, Inc.	June 6, 2003	6.453%	5,500,000
11. Citytrust Banking Corporation	June 6, 2003	6.453%	10,500,000
12. China Banking Corporation	June 6, 2003	6.453%	21,000,000
13. Equitable Banking Corporation	June 6, 2003	6.453%	42,000,000
14. FEB Investments, Inc.	June 6, 2003	6.453%	42,000,000
15. Global Business Bank	June 6, 2003	6.453%	9,000,000
16. AB Capital and Investment Corp.	June 6, 2003	6.453%	12,000,000
17. First Metro Investment Corporation	June 6, 2003	6.453%	42,000,000
18. All Asia Capital and Trust Corp.	June 6, 2003	6.453%	1,250,000
19. Land Bank of the Philippines	June 6, 2003	6.453%	41,000,000
20. CCBPI Retirement Plan	June 6, 2003	6.453%	6,300,000
21. Union Bank of the Philippines	June 6, 2003	6.453%	42,000,000
22. Penta Capital Investment Corp.	June 6, 2003	6.453%	5,250,000
23. Metropolitan Bank and Trust Co.	June 6, 2003	6.453%	63,000,000
24. Insular Life Assurance Co., Ltd.	June 6, 2003	6.453%	5,000,000
25. Yolanda M. Uy	June 6, 2003	6.453%	4,250,000
26. Gerardo H or Rosario or Gerardo Ozaeta Jr.	June 6, 2003	6.453%	1,000,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000

FILE

COVER SHEET

PSE Code HO-180

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
EMMANUEL C. ROJAS, JR. **Corporate Secretary**	**633-7631 to 40**

Fiscal Year: Month **12**, Day **31**

FORM TYPE:

Month Day: **Second Thursday of June**

(ANTI-MONEY LAUNDERING MANUAL)

Secondary License Type, If Applicable: N/A

Dept. Requiring this Doc.:

Amended Articles Number/Section: N/A

Total No. of Stockholders:

Total Amount of Borrowings

Domestic	Foreign
N/A	N/A

To be accomplished by SEC Personnel concerned

File Number: ____________ LCU: ____________

Document I.D.: ____________ Cashier: ____________

STAMPS

Remarks : pls. use black ink for scanning purposes

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIC CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

OSCAR L. GOMEZ
2002 OCT 15 AM 11:17

October 15, 2002

SECURITIES AND EXCHANGE COMMISSION
Corporation Finance Department
6th Floor, SEC Building
Mandaluyong City

Attention : Ms. Justina F. Callangan
Director

Gentlemen:

Subject : Anti-Money Laundering Manual

We are transmitting herewith the Anti-Money Laundering Manual of JG Summit Holdings, Inc.

Thank you.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Assistant Corporate Secretary

/cgd/10/15/02

JG SUMMIT HOLDINGS, INC.

ANTI-MONEY LAUNDERING MANUAL

JG Summit Holdings, Inc. hereby issues this Anti-Money Laundering Statement of Policies and Procedures pursuant to SEC Circular No. 1, series of 2002 and the Anti-Money Laundering Act of 2001 (Republic Act No. 9160), hereinafter referred to as the "Act".

Except as otherwise defined herein, all terms used shall have the same meaning as those terms defined in the Act.

-o0o-

The Company shall apply the following principles to combat money laundering:

1. **KNOW YOUR CUSTOMER:** The Company shall obtain satisfactory evidence of the customer's identity, and have effective procedures for verifying the bona fides of new customers.

2. **COMPLIANCE WITH LAWS:** The Company shall ensure that business is conducted in conformity with high ethical standards; that laws and regulations are adhered to; and that goods and services are is not provided where there is good reason to believe that transactions are associated with money laundering activities.

3. **COOPERATION WITH LAW ENFORCEMENT AGENCIES:** Within the legal constraints relating to customer confidentiality, the Company shall co-operate fully with law enforcement agencies. This includes taking appropriate measures allowed by law if there are reasonable grounds for suspecting money laundering. Disclosure of information for the purposes of the Act regarding suspicious transactions shall be made to the Executive Director, Anti-Money Laundering Council, Bangko Sentral ng Pilipinas.

4. **POLICIES, PROCEDURES, AND TRAINING:** The Company shall adopt policies consistent with the principles set out in this Manual, and ensure that its staff, wherever located, are informed of these policies and adequately trained in matters covered herein. To promote adherence to these principles, the Company shall implement specific procedures for customer identification, record keeping and retention of transaction documents, and reporting of covered and suspicious transactions.

-o0o-

1. **General**

1.1. The Company shall obtain satisfactory evidence of the true and full identity, representative capacity, domicile, legal capacity, occupation or business purposes of clients, as well as other identifying information on those clients, whether they are occasional or usual, through the use of documents such as, but not limited to:

1.1.1. Identity documents, such as passports, birth certificates, driver's licenses, employment identification cards, and other similar identity documents, which are verifiable from the institution issuing the same.

The identifying documents should provide evidence of true name or names used, permanent address, date of birth, nationality, and office address. They should include at least one bearing a photograph and be pre-signed. The identifying documents that are considered most reliable are official identity cards and passports. While identification documents that are easily obtained in any name, e.g., medical cards, credit cards and student identification cards may be used, they should not be accepted as the sole means of identification.

1.1.2. Incorporation and partnership papers, for corporate accounts. These documents should be certified as true copies from the issuing government agency.

1.1.3. Special authorizations for representatives, which must be duly notarized.

1.1.4. Other pertinent and reasonable documents as may be deemed necessary under the prevailing circumstances.

1.2. Clients should be made aware of the Company's explicit policy that business transactions will not be conducted with applicants who fail to provide evidence of their identity, but without derogating from the Company's obligations to report suspicious transactions. Where initial checks fail to identify the applicant, or give rise to suspicions that the information provided is false, additional verification measures should be undertaken to determine whether to proceed with the business. Details of the additional checks are to be recorded.

1.3. When the Company acquires the business of another financial sector company or covered institution, either in whole or as a product portfolio, it is not necessary for the identity of all existing customers to be re-identified, provided that:

1.3.1. All customer account records are acquired with the business; and

1.3.2. Due diligence inquiries do not raise any doubt as to whether the anti-money laundering procedures previously adopted by the acquired business have satisfied Philippine requirements.

1.4. If during the business relationship, the Company has reason to doubt:

- The accuracy of the information relating to the customer's identity;
- That the customer is the beneficial owner; or
- The intermediary's declaration of beneficial ownership, or
- If there are any signs of unreported changes,

it shall take further measures to verify the identity of the customer or the beneficial owner, as applicable. Such measures may include the following:

1.4.1. Referral of names and other identifying information to criminal investigating authorities.

1.4.2. Review of disciplinary history and disclosure of past relevant sanctions.

1.5. The Company shall maintain accounts only in the name of the account holder. They shall not open or keep anonymous accounts, fictitious names accounts, incorrect name accounts and similar accounts.

2. Personal Customers

2.1. The Company shall obtain from all personal applicants the following information:

2.1.1. Name and/or names used;
2.1.2. Present address
2.1.3. Permanent address;
2.1.4. Mailing address;
2.1.5. Date and place of birth;
2.1.6. Nationality;
2.1.7. Nature of work, name of employer or nature of self-employment or business;
2.1.8. Tax identification numbers, Social Security number or Government Service and Insurance System number;
2.1.9. Specimen signature;
2.1.10. Sources of funds.

2.2. The Company shall request applicants who present only photocopies of identifications and other documents to produce the original documents for verification purposes.

2.3. Verification Without Face-to-Face Contact

2.3.1. Whenever possible, prospective clients should be interviewed personally.

2.3.2. The Company shall take particular care in opening accounts via the Internet, post or telephone or other such instances, which may give rise to verification without face-to-face contact.

2.3.3. The customer identification procedures for non-face-to-face verification should be as stringent as those with face-to-face verification. The Company is duty-bound to inform such clients that identity verification measures apply to them as well.

2.3.4. The Company may use the following to verify the identity of prospective clients where there is no fact-to-face contact:

- Telephone contact with the applicant at an independently verified home or business number;
- Subject to the applicant's consent, telephone confirmation of the applicant's employment with the employer's personnel department at a listed business number;
- Salary details appearing on recent bank statements, income tax returns or any other document evidencing compensation;
- Confirmation of the address through an exchange of correspondence or by other appropriate methods.

2.3.5. For non-Philippine residents who wish to transact with the Company without face-to-face contact, documents as enumerated in item no. 1.1 issued by foreign authorities may be submitted, duly authenticated by the Philippine Consulate where such foreign authorities are located. The Company shall, however, inform the clients of the *provisions in item number 1.2.*

2.3.6. No transactions shall be entered into by the Company without face-to-face contact unless full compliance with the requirements per items 2.1 and 2.2 are met.

3. Corporations, Stock or Non-Stock, and Partnerships

3.1. Before establishing a business relationship, a company search and/or other commercial inquiries shall be made to ensure that the corporate/other business applicant has not been, or is not in the process of being dissolved, struck off, wound-up or terminated. In the event of doubt as to the identity of the company or its directors, or the business or its partners, a search or inquiry with the Commission or the relevant Supervising Authority / Regulatory Agency shall be made.

3.2. The following relevant documents shall be obtained in respect of corporate / other business applicants that are regulated in the Philippines:

- Copies of the Certificate of Registration, including Articles of Incorporation or Certificate of Partnership, as appropriate, copies of the By-Laws and Latest General Information Sheet, which lists the names of directors/partners and principal stockholders, and secondary licenses.
- The originals or certified copies of any or all of the foregoing documents, where required, should be produced for verification.
- Sworn statement as to existence or non-existence of beneficial owners.
- Appropriate directors' resolutions and signed application forms containing specimen signatures;

- Where necessary, the Company may also require additional information about the nature of the business of clients, copies of identification documents of shareholders, directors, officers, and all authorized signatories;

3.3. For companies, businesses or partnerships registered outside the Philippines, comparable documents are to be obtained, duly authenticated by the Philippine Consulate where said companies are located.

3.4. If significant changes to the company structure or ownership occur subsequently, or suspicions are aroused by a change in the payment profile through a company account, further checks are to be made on the identities of the new owners.

4. Shell Companies

4.1. Shell companies are legal entities that have no business substance in their own right but through which financial transactions may be conducted. The Company should note that shell companies may be abused by money launderers and therefore be cautious in their dealings with them.

4.2. In addition to the requirement under item no. 3.2, the Company should also obtain a Board of Directors' Certification as to the purposes of the owners in purchasing the shell company. Likewise, there must be satisfactory evidence of the identities of the beneficial owners, bearing in mind the "Know-Your-Customer" principle.

5. Trust, Nominee and Fiduciary Accounts

5.1. The Company shall establish whether the applicant for business relationship is acting on behalf of another person as trustee, nominee or agent. The Company should obtain satisfactory evidence of the identity of such agents and authorized signatories, and the nature of their trustee or nominee capacity and duties.

5.2. Where the Company entertains doubts as to whether the trustee, nominee or agent is being used as a dummy in circumvention of existing laws, it shall immediately make further inquiries to verify the status of the business relationship between the parties. If satisfactory evidence of the beneficial owners cannot be obtained, the Company shall consider whether to proceed with the business, bearing in mind the "Know-Your-Customer" principle. If they decide to proceed, they are to record any misgiving and give extra attention to monitoring the account in question.

5.3. Where the account is opened by a firm of lawyers or accountants, the Company should not be precluded from making reasonable inquiries about transactions passing through the subject accounts that give cause for concern or from reporting those transactions if any suspicion is aroused. *If a money laundering Suspicious Transaction Report is made to the* Council in respect of such clients' accounts, the Council will seek information directly from the lawyers or accountants as to the identity of its client and the nature of the relevant transaction, in accordance with the powers granted to it under the Act and other pertinent laws.

6. Transactions Undertaken on Behalf of Account Holders or Non-Account Holders

6.1. Where transactions are undertaken on behalf of account holders of the Company, particular care shall be taken to ensure that the person giving instructions is authorized to do so by the account holder.

6.2. The Company shall exercise special case and vigilance for transactions undertaken for non-account holders. Where the transaction involves significant amounts, the Company shall ask the customer to produce positive evidence of identity including nationality, especially in cases where the client is not a Filipino, the purposes of the transaction and the sources of the funds.

-o0o-

1. The Company shall prepare and maintain documentation on their customer relationships and transactions such that:

    1.1. Requirements of the Act are fully met;

    1.2. Any transaction effected via the Company can be reconstructed and from which the Council will be able to compile an audit trail for suspected money laundering, when such a report is made to it; and

    1.3. The Company can satisfy within a reasonable time any inquiry or order from the Council as to disclosure of information, including without limitation whether a particular person is the customer or beneficial owner of transactions conducted through the Company.

2. The following document retention periods shall be followed:

    2.1. *All records of all transactions of covered institutions, especially customer identification* records, shall be maintained and safely stored for five (5) years from the dates of transactions.

    2.2. With respect to closed accounts, the records on customer identification, account files and business correspondence, shall be preserved and safely stored for at least five (5) years from the dates when they were closed.

3. Transaction documents may be retained as originals or copies, on microfilm, or in electronic form, provided that such forms are admissible in court, pursuant to the Revised Rules of Court and the E-Commerce Act and its Implementing Guidelines.

4. Notwithstanding item no. 2 above, if the records relate to on-going investigations or transactions that have been the subject of a disclosure, they shall be retained beyond the stipulated retention period until it is confirmed that the case has been closed.

-o0o-

1. For purposes of the mandatory Covered Transaction Report (CTR), Annex "A", to be filed before the Anti-Money Laundering Council, copy furnished the Commission, where the amount is within the threshold limit (in excess of PESOS FOUR MILLION) as provided under Section 3 (b) of R.A. 9160, the Company shall clarify the economic background and purpose of any transaction or business relationship if its form or amount appears unusual in relation to the business or financial capacity of the customer and the customer has not been properly identified, or if the economic purpose or legality of the transaction is not immediately clear, as where there is no underlying legal, trade obligation, purpose, origin or economic justification, or where the transaction is unusually large and complex.

2. Where the transaction or transactions do not fall within the threshold amount provided in the definition of a covered transaction, and the Company has reasonable grounds to believe that the source/s of the funds arise from or are in anyway related to an unlawful activity, the Company shall file a Suspicious Transaction Report (Annex "B") before the Anti-Money Laundering Council, copy furnished the Securities and Exchange Commission. In this regard, Company Intermediary should exercise due diligence by implementing adequate systems for identifying and detecting suspicious transactions.

3. The suspicion relates to a transaction considering all the circumstances of the transaction. As a general principle, any transaction which causes the Company to have a feeling of apprehension or mistrust about the transaction considering a) its unusual nature or circumstances or, b) the person or group of persons with whom they are dealing, and based on the bringing together of all relevant factors including knowledge of the person's or persons' business or background (as well as behavioral factors) should be reported as a suspect transaction.

4. Suspect transactions are likely to involve a number of factors that together raise a suspicion in the mind of the Regulated Intermediary that the transaction may be connected with any unlawful activity.

-o0o-

1. The Company shall institute a system for the mandatory reporting of covered transactions and suspicious transactions under the Section on Covered and Suspicious Transactions. This may include appointing one or more senior persons (Reporting Officer/s), or an appropriate unit (Reporting Unit) responsible for reporting to the Anti-Money Laundering Council. In the event *that urgent disclosure is required, particularly when the account concerned* is part of an on-going investigation, an initial notification should be made by telephone to the Executive Director, Anti-Money Laundering Council, Bangko Sentral ng Pilipinas.

2. The obligation to make the covered transaction and/or suspicious transaction report is on the employee, officer, and/or director of the Company appointed per Section 7.1 hereof. Such reporting must be done within five working days after initial detection of facts that may constitute a basis for filing such reports.

3. The Company, its directors, officers and employees shall not warn their customers when information relating to them is being reported to the Anti-Money Laundering Council or communicate, directly or indirectly such information to any other person other than the Council. Any violation of this confidentiality provision shall render them liable for criminal, civil and administrative sanctions under the Act.

4. Where any employee or personnel, director or officer of the Company knows that the client has engaged in any of the predicate crimes under the Act, the matter must be promptly reported to the Reporting Officer/s or Unit within the organization who, in turn, must immediately report the details to the Anti-Money Laundering Council.

5. If there are reasonable grounds to suspect that the customer has engaged in an unlawful activity, the Reporting Officer/s or Unit, on receiving such a report, must promptly evaluate whether there are reasonable grounds for such belief and must then immediately report the case to the Council unless the officer/s or unit considers, and records an opinion, that such reasonable grounds do not exist.

6. The Company shall maintain a complete file on all transactions that have been brought to the attention of the Reporting Officer/s or Unit, including transactions that are not reported to the Council.

7. Under Section 13 of the Act, where the Company discloses to an authorized officer a knowledge, suspicion or belief that any fund, propert*y or investment is derived from or used in* connection with any criminal conduct under the Act or any matter on which such a knowledge, suspicion or belief is based, such disclosure shall not be treated as breach of any restriction *upon the disclosure of information imposed by law, contract or rules of professional conduct.* Furthermore, under Section 13 of the Act, no administrative, criminal or civil proceedings shall lie against any person for having made a suspicious transaction report in the regular performance *of his duties and in good faith, whether or not such reporting results in any criminal prosecution* under this Act or any other Philippine law. The Company, its directors and employees shall likewise not be liable for any loss arising out of such disclosure, or any act or omission, in relation *to the fund, property or investment in consequence of the disclosure, where such is made in* good faith and in the regular performance of their duties under the Act.

-oOo-

1. The Company shall establish and implement internal control procedures aimed at preventing and impeding money laundering. Such procedures shall, among other things, ensure that the Company and its employees are aware of the provisions of the law, its implementing rules and regulations, as well as all reportorial and compliance control and procedures that shall be established by the Council, the Supervising Authority, and by the Company.

2. The Company shall establish written internal reporting procedures that shall:

   2.1. *Enable all its directors, officers, employees, and key staff to know to whom they should report any knowledge or suspicion of money laundering activity;*

   2.2. Ensure that there is a clear reporting chain under which suspicions of money laundering activity will be passed to the appropriate person(s)/unit, duly identified and designated as the Reporting Officer(s)/Unit;

   2.3. Require the Reporting Officer(s)/Unit to consider any report in the light of all relevant information available to the Officer(s)/Unit for the purpose of determining whether or not it gives rise to a knowledge or suspicion of money laundering;

   2.4. Ensure that the Reporting Officer(s)/Unit has/have reasonable access to any other information which may be of assistance to the Officer(s)/Unit and which is available to the relevant person;

   2.5. Require that the information contained in a report is disclosed promptly to the Council where the Reporting Officer(s)/Unit know/s, suspect/s or is/are made aware of any suspicious transactions; and

   2.6. Maintain a register of all reports made to the Council, as well as all reports made by its own staff relative to suspicious transactions, whether or not such were reported to the Council. Said register shall contain details of the date on which the report is made, the person who makes the report and information sufficient to identify the relevant papers.

-oOo-

1. The Company shall appoint one or more senior persons, or an appropriate unit, to advise its management and staff on the issuing and enforcement of in-house instructions to promote adherence to these Rules, including personnel training, reporting of suspicious transactions, and generally, all matters relating to the prevention of money laundering.

2. The Company shall appoint a senior officer as the compliance officer or set up a designated compliance unit headed by a senior officer. The Compliance Officer/Unit may or may not be the same as the Reporting Officer(s)/Unit as defined under item no. 1 of Reportorial Requirements Section. The Compliance Officer shall be:

   2.1. A senior officer with relevant qualifications and experience to enable him to respond sufficiently well to inquiries relating to the relevant person and the conduct of its business;

   2.2. Responsible for establishing and maintaining a manual of compliance procedures in relation to the business of the Company;

   2.3. Responsible for ensuring compliance by the staff of the Company with the provisions of the Act and these Rules, with the Manual of Compliance;

   2.4. Act as the liaison between the Company and the Council in matters relating to compliance with the provisions of the Act and these rules; and

   2.5. Prepare and submit to the Council written reports on the Company's compliance with the provisions of the Act and these Rules, in such form and submitted at such time as the Council may determine.

-o0o-

1. The Company shall provide education and training for all its staff and personnel, including directors and officers, to ensure that they are fully aware of their personal obligations and responsibilities in combating money laundering and to be familiar with its system for reporting and investigating suspicious matters.

2. The Company may, due to the scale and nature of their operations, assign the internal audit or training functions to another person (e.g. professional association, parent company or external auditors). Where the Company delegates its responsibilities for audit and training, due diligence is to be exercised to ensure that the persons appointed are able to perform these functions effectively and the fact of such appointment must be relayed in writing to the Council.

3. The Company will determine the timing and content of training for its staff, in accordance with the following general guidelines:

   3.1. New Staff. A general appreciation of the background to money laundering, the need to be able to identify suspicious transactions and report such transactions to the appropriate designated point within the Company. This training shall be provided to all new employees, regardless of level of seniority.

   3.2. Cashiers/Dealers' Representatives or Investment Representatives/Advisory Staff. Personnel who deal directly with the public are the first point of contact with potential money launderers. Their efforts are therefore vital to the Company's reporting system for such transactions. They should be trained to identify suspicious transactions and on the procedure to be adopted when a transaction is deemed to be suspicious. "Front-line" staff should be made aware of the Company's policy for dealing with non-regular customers particularly where large cash transactions are involved, and the need for extra vigilance in cases under suspicious circumstances.

   3.3. Supervisors and Managers. A higher level of instruction covering all aspects of money laundering procedures should be provided to supervisors and managers. This will include the offences and penalties arising from the Act, procedures relating to service of production and restraint orders, internal reporting procedures, and the requirements for verification of identity and the retention of records.

4. The Company shall, at least once a year, make arrangements for refresher training to remind key staff of their responsibilities and to make them aware of any changes in the laws and rules relating to money laundering, as well as the internal procedures of the Company.

-o0o-

1. **Money Laundering** is a process intended to mask the benefits derived from serious offences or criminal conduct as described under the Act, so that they appear to have originated from a legitimate source.

2. Generally, the process of money laundering comprises three (3) stages, during which there may be numerous transactions that could alert the Company to the money laundering activity:

   2.1. **Placement** - the physical disposal of cash proceeds derived from illegal activity.

   2.2. **Layering** - separating illicit proceeds from their source by creating complex layers of financial transactions designed to disguise the audit trail and provide anonymity.

   2.3. **Integration** - the provision of apparent legitimacy to criminally derived wealth. If the layering process has succeeded, integration schemes place the laundered proceeds back into the economy in such a way that they re-enter the financial system appearing to be normal business funds.

3. Because of the nature of the business relationships entered into by and among clients and the Company, which are no longer predominantly cash-based, they are less conducive to the initial placement of criminally derived funds than other financial industries such as banking. Most payments are made by way of checks from another financial institution and it can therefore be assumed that the first stage of money laundering has already been achieved. Nevertheless, the purchase by cash is not unknown and the risk of the business being used at the placement stage cannot be ignored. The business of the Company are most likely to be used at the second stage of money laundering i.e. the layering process, as they provide a potential avenue which may allow a dramatic alteration of the form of funds – from cash in hand to cash on deposit, from money in whatever form to an entirely different asset such as securities, investment contracts, pension plans, insurance policies, stock certificates, pre-need plans, bearer and other negotiable instruments. Investment transactions incorporate an added attraction to the launderer in that the alternative asset is normally highly liquid. The ability to liquidate investment portfolios containing both lawful and illicit proceeds, while concealing the criminal source of the latter, combined with the huge variety of investments available, and the ease of transfer between them, offers the sophisticated criminal launderer an ideal route to effective integration into the legitimate economy. Due diligence must, therefore, be exercised to prevent the use of the Company as an instrument for money laundering.

-o0o-

ANNEX "A"

COVERED TRANSACTION REPORT (CTR)

COVERED TRANSACTION REPORT (CTR)

(Complete all parts that apply—See instructions)

Sec form No. ______
January 2002

1 Check all box(es) that apply:

a ☐ Amends prior report b ☐ Individual Person
c ☐ Multiple Persons d ☐ Corporation

Part I Person(s) Involved in Transaction(s)

Section A - Individual Person

2 Individual's last name	3 First Name	4 Middle Name
5 Doing Business As	6 SSS, GSIS, TIN No.	7 Date of Birth
8 Address		9 Tel. Nos./Fax Nos.
10 Occupation/Business		11 Tel. Nos./Fax Nos.

12 Describe Method to Verify Identity

a ☐ Driver's License c ☐ Alien Registration
b ☐ Passport d ☐ Others ______________

Issuing Authority ____________________ Number ____________________
Date Issued ____________________ Date of Expiry ____________________

Section B - Multiple Persons

2 Last name	3 First Name	4 Middle Name
a	a.1	a.2
b	b.1	b.2
c	c.1	c.2
5 Doing Business As	**6 SSS, GSIS, TIN No.**	**7 Date of Birth**
a	a.1	a.2
b	b.1	b.2
c	c.1	c.2
8 Addresses		**9 Tel. Nos./Fax Nos.**
a	a.1	a.2
b	b.1	b.2
c	c.1	c.2
10 Occupation/Business		**11 Tel. Nos./Fax Nos.**

12 Describe Methods to Verify Identity

First Individual

a ☐ Driver's License c ☐ Alien Registration
b ☐ Passport d ☐ Others ______________

Issuing Authority ____________________ Number ____________________
Date Issued ____________________ Date of Expiry ____________________

Second Individual

a ☐ Driver's License c ☐ Alien Registration
b ☐ Passport d ☐ Others ______________

Issuing Authority ____________________ Number ____________________
Date Issued ____________________ Date of Expiry ____________________

Third Individual

a ☐ Driver's License c ☐ Alien Registration
b ☐ Passport d ☐ Others ______________

Issuing Authority ____________________ Number ____________________
Date Issued ____________________ Date of Expiry ____________________

Section C : Corporation

13 Regulated Name | 14 Registration No. | 15 Date of registration

16 Address | 17 Tel. Nos./Fax Nos.

18 Nature of Business | 19 Tel. Nos./Fax Nos.

20 Describe Method to Verify Legal Existence

a ☐ Certificate of registration
b ☐ Articles of Incorporation/By-Laws
c ☐ City/Municipal permits
d ☐ Others _______________

Part II Amount and Type of Transaction (s) Check all boxes that apply.

21 Amount of Cash ____________________

a ☐ Philippine Peso
b ☐ US Dollar
c ☐ Others ________________________

22 Date(s) of Transaction (s)

23 Account Numbers Involved and Affected

24 Nature of Transaction: Describe. Use additional Sheets, if necessary.

PART III Covered Institution Where Transaction(s) Take Place

25 Name of Covered Institution | 26 Nature of Business

27 Address | 28 Tel. Nos./Fax Nos.

29 Name and Title of Person Who Made the Transaction | 30 Date When Reported

31 Name and Title of Person Preparing this Report | 32 Date This Report was Signed

33 Signature of Person Who Made the Transaction | 34 Signature of Preparer

35 Name/Title of Person Approving this Report | 36 Signature of Person Approving this Report

37 Copy of Authorization from Covered Institution of Persons Making, Preparing and Approving This Report.

a ☐ Attached b ☐ Not Attached. Reasons ________________________

ANNEX "B"

SUSPICIOUS TRANSACTION REPORT (STR)

Suspicious Transaction Report	**SEC FORM NO. ________** January 2002

1 Check box below only if correcting a prior report.

☐ Corrects Prior Report (see Part V under How to Make a Report)

PART I Reporting Covered Institution Information

2 Name of Covered institution	
4 Address of Covered Institution	5 Tel. Nos. /Fax Nos.
6 Address of Branch Office(s) where transaction occurred	7 If institution closed, date closed ____ / ____ / ______ MM DD YYYY

8 Account number(s) affected — Date Opened — Closed? — Date Opened — Closed?

a ______________ __________ ☐ Yes c ______________ __________ ☐ Yes

b ______________ __________ ☐ No d ______________ __________ ☐ No

9. Nature of Transaction(s)/Account(s)

PART 2 Suspect Information

10 Last Name or Name of Entity	11 First Name	12 Middle
13 Address	14 SSN, GSIS or TIN	
15 Date of Birth ______ / ______ / ______ MM DD YYYY	16 Phone Number – Residence	167 Phone Number - Work
18 Occupation/Type of Business	19 Admission/Confession? a ☐Yes b☐ No	

20 Forms of Identification for Suspect:

a ☐ Driver' s License b ☐ Passport c ☐ Alien Registration d ☐ Other ____________

Number ____________________ Issuing Authority ____________________

Date Issued ____________________ Date Expires ____________________

21 *Relationship to Covered Institution:*

a ☐Accountant d ☐Attorney g ☐Customer j ☐Officer
b ☐Agent e ☐Borrower h ☐Director k ☐Shareholder
c ☐Appraiser f ☐Broker i ☐Employee l ☐ Other

____

22 Is the relationship an insider relationship? a ☐Yes b ☐No If Yes specify: c ☐ Still employed e ☐Terminated d ☐ Suspended f ☐Resigned	22 Date of Suspension, Termination, Resignation ______ / ______ / ______ MM DD YYYY

PART III	Suspicious Transaction Information
23 Date or date range of suspicious transaction From ___ / ___ / ______ To ___ / ___ / ______ MM DD YYYY MM DD YYYY	24 Total amount involved in known or suspicious transaction Peso ______ Dollar ______ Other Currency ______

25 Basis of Suspicion: Check any of the listed Predicate Crimes

a. ☐ Kidnapping for ransom
b. ☐ Dangerous Drugs Act (Secs. 3,4,5,7,8,,9 of Art. 2)
c. ☐ Anti-Graft and Corrupt Practices Act (RA 3019, Secs. 3 (b,c,e,g,h, i)
d. ☐ Plunder (RA 7080)
e. ☐ Robbery and extortion (Revised Penal Code, Arts. 294, 295, 296, 299, 300, 301, 302)
f. ☐ Jueteng and masiao (Illegal Gambling PD 1602)
g. ☐ Piracy in the high seas
h. ☐ Qualified theft (RPC Art. 310)
i. ☐ Swindling (Estafa RPC Art. 315)
j. ☐ Smuggling (RA 455 and 1937)
k. ☐ E-Commerce (RA 8792)
l. ☐ Hijacking (RA 6235)
m. ☐ Destructive arson and murder, those perpetrated by terrorists against non-combatant persons and similar targets
n. ☐ Fraudulent practices and violations of SRC (RA 8799)
o. ☐ Felonies or offenses of similar nature punishable under penal laws of other countries, specify ______

27 Name of Person (s) Making this report	28 Position in Covered Institution
29 Contact Number	30 Date Prepared
31 Signature of Person/s Making this Report	
32 Name of Person Receiving This Report	33 Position
34 Contact Number	35 Date Received
36 Signature of Person Receiving This Report	

37 Copy of the following documents attached

a ☐ Customer Identification: Enumerate

b ☐ Relevant Documents supporting the suspicious transactions: Enumerate

c ☐ Copy of Authorization from Covered Institution of Persons Making, Preparing and Approving This Report

FILE

OSCAR M. GOMEZ
2002 OCT 17 AM 11:16

SEC MAIL PROCESSING
RECEIVED
NOV 08 2002

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

(Report on Subsidiary's Acquisition of Shares dated October 17, 2002)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 17, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: ______
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

<u>**JG SUMMIT HOLDINGS, INC.**</u>

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 10,000,000 shares of JG Summit Holdings, Inc. at P1.32 per share on October 14, 2002.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

October 17, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/cgd

FILE

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

(Report on Subsidiary's Acquisition of Shares dated October 17, 2002)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	N/A	N/A
	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 17, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 3,686,000 shares of Universal Robina Corporation at P3.50 per share on October 15, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

October 17, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/cgd

FILE

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
EMMANUEL C. ROJAS, JR. **Corporate Secretary**	**633-7631 to 40**

Month	Day	FORM TYPE	Month / Day
1 2	3 1	1 7 - C	**Second Thursday of June**

Fiscal Year

(Report on Subsidiary's Acquisition of Shares dated October 18, 2002)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION 02 OCT 18 PM 2 47

SEC Form 17-C

2002 OCT 18 PM 3 31
OSCAR L. GOMEZ

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 18, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. 184044 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

<u>**JG SUMMIT HOLDINGS, INC.**</u>

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 34,212,200 shares of JG Summit Holdings, Inc. at P1.32 per share on October 15, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

October 18, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/cgd

FILE

OSCAR L. GOMEZ
2002 OCT 18 PM 3:31

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1		Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

(October 18, 2002 Reply to SEC Letter of Sept. 24, 2002 Requesting for Reconsideration of Penalty Imposition on Alleged Late Filing of JGSHI's Definitive Information Statement)

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number — LCU

Document I.D. — Cashier

STAMPS

Remarks : pls. use black ink for scanning pur poses

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

18 October 2002 2002 OCT 18 PM 2 46

SECURITIES AND EXCHANGE COMMISSION
6th Floor, SEC Building
Mandaluyong City

Attention : Atty. Justina F. Callangan
Director
Corporate Finance Department

Dear Atty. Callangan:

This is in reference to your letter dated 24 September 2002 which we received only last 14 October 2002 concerning the assessment of P105,400.00 as penalty for our alleged late filing of the Definitive Information Statement (SEC Form 17-IS) with the Securities and Exchange Commission (SEC).

We seek the reconsideration of your finding that we had failed to file on time the afore-mentioned SEC Form 17-IS for the following reasons:

1. As shown by the records and as admitted in your letter dated 21 August 2002, we did in fact file the Definitive Information Statement (SEC Form 17-IS) with the SEC last July 18, 2002, the due date of which was July 24, 2002.

2. It is unfair and unjust for us to be penalized for the circumstance that your department had imposed additional information to be included in the aforementioned Definitive Information Statement when we received the letter of the SEC which contains these additional information only on July 30, 2002 after copies of Definitive Information Statement were already distributed to the shareholders of the company. We reiterate that under SRC Rule 17.1 (b) the registrant is under no obligation to inquire with the SEC whether there any comments to the Definitive Information Statement.

3. We wish to point out that most of the additional information which you have required us to submit in your letter dated 19 July 2002, to wit: a) the required information on the nominees for directors which is in page 81 of the annual report; b) brief description of the substance of each subject matter to be ratified by

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

the Board of Directors and Management since the last annual stockholders meeting and c) amended quarterly report Form 17-Q were already provided to you.

4. It must be emphasized that when we filed the Definitive Information Statement (SEC Form 17-IS) with the SEC last July 18, 2002 we had <u>substantially complied</u> with the requirements of the SRC. The additional information which you have required us to include in the Definitive Information Statement, namely a) on market information - the high and low sales prices for the first quarter ending March 31, 2002 and b) the name of the certifying partner, the partner's license and PTR number, cannot be considered as crucial omissions which would result in the setting aside of the Definitive Information Statement we filed with the SEC last July 18, 2002.

5. We fail to see why we should be considered as not having filed the Definitive Information Statement on the mere basis that it lacked the additional information referred to above. The penalty which you are assessing is imposed upon publicly listed companies, which fails to file at all a Definitive Information Statement on time. Inasmuch as we did file a Definitive Information Statement well within the required period, it is unfair for us to be made to pay such a penalty.

6. The Definitive Information Statement which we filed with the SEC last September 16, 2002 was in compliance with the directive stated in your letter dated August 21, 2002 to file within five days from receipt thereof a "duly accomplished information statement" on SEC Form 17-IS. Since we received your letter on 12 September 2002, the Definitive Information Statement was filed within the required period and we should not be penalized for such filing.

In light of the foregoing, we respectfully request you to reconsider your finding that we failed to file the Definitive Information Statement on its due date and your decision to impose a penalty on us in the amount of P105,400.00.

Very truly yours,

JG Summit Holdings, Inc.

ATTY. ROSALINDA F. RIVERA
Assistant Corporate Secretary

JG SUMMIT HOLDINGS, INC.
43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD., ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 08 2002
155

October 16, 2002

SECURITIES AND EXCHANGE COMMISSION
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Attention: **Atty. Justina Callangan**
Director

Dear Madam:

Relative to your letter dated September 20, 2002 which we received on October 14, 2002, we submit to you the amended 17-Q for the quarter ended June 30, 2002 which incorporates all your comments on the original report submitted to you on August 14, 2002. We summarize below the amendments made and the references therein:

Part I – Financial Information		Amendments
Item 1. Financial Statements Required		
3. Statement showing changes in equity – indicate January to June of the preceding financial year		January to June of preceding financial year (2001) already indicated. Please see Statements of Changes in Stockholders' Equity of the Consolidated Financial Statements.
SIGNATURE PAGE		
Indicate DATE signed by duly authorized representative of the Issuer and the Principal Financial/Accounting Officer/Controller		Date signed already included in the signature page. Please see page 7 of the Amended 17-Q report.

Very truly yours,

CONSTANTE T. SANTOS
SVP/Corporate Controller

SEC Number 184044
File Number ______

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower,
ADB Avenue corner, Poveda Road,Pasig City

(Company's Address)

633-76-31

(Telephone Number)

December 31, 2002

(Calendar Year Ending)

AMENDED SEC FORM 17 – Q

Form Type

Amendment Designation (if applicable)

For the Quarter Ended
June 30, 2002

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

AMENDED SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

02 OCT 18 AM 10 05

1. For the quarterly period ended **June 30, 2002**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

JG Summit Holdings, Inc.
4. Exact name of registrant as specified in its charter

Pasig City, Philippines
5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: [ ] (SEC Use Only)

CFC Bldg., E. Rodriguez Ave., Bagong Ilog, Pasig City **1600**
7. Address of registrant's principal office Postal Code

633-76-31
8. Registrant's telephone number, including area code

Not Applicable
9. Former name, former address and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**
Long Term Commercial Paper	**₱ 1,500,000,000**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Six Months Ended June 30, 2002 vs. June 30, 2001

JG Summit Holdings, Inc. posted a net income of P1.31 billion for the first half of the year 2002, lower by 12.0% from P1.49 billion net income reported for the same period last year. Telecommunications and airline businesses showed increased profits, however, these were offset by the decline of net profits in property, foods and textiles businesses, continued losses in petrochemical business, and a non-recurring loss on sale of its 20% stake in Toledo Power Corp. and certain equity securities. Without the non-recurring loss, net income would be P1.51 billion, higher by 1.6%.

JG Summit recorded consolidated revenues of P23.39 billion against last year's P19.28 billion. Revenues generated by the foods, telecommunications, textile and petrochemical businesses continue their steady growth. The full consolidation of Cebu Air, Inc., the Company's air transport business, also contributed to the increased revenues. The revenue growth was partially reduced by the drop in revenues of the property sector and electronics business and lower take-up of equity income.

Gross profit amounted to P10.98 billion from P9.76 billion, up by 12.5%. Operating expenses grew from P5.62 billion last year to P6.29 billion this year, or an 11.9% increase attributable primarily to the full consolidation of Cebu Air's accounts. Operating costs in other subsidiaries have been reduced in line with the Company's policy of cost efficiency and effectiveness.

Interest and other financing charges went up 20.7% to P2.68 billion from P2.22 billion. This increase is attributed to the additional borrowings made during the period. In February 2002, the Company issued a US$ 100 million, 4-year term, guaranteed notes to partially finance the Company's venture into the mobile phone business.

Net operating income improved by 4.7% from last year's P1.91 billion to this year's P2.00 billion.

Other income (expenses) account consists of, among others, provision for probable losses, amortization of deferred charges and goodwill and foreign exchange loss net of other income. This account decreased by 222.4% from the same period last year due primarily to additional provisions made and depreciation of peso against US dollar and a non-recurring loss from sale of Toledo Power and certain equity securities amounting to P202.2 million.

EBITDA (earnings before interest, taxes and depreciation and amortization charges) improved slightly by 2.5% from P7.08 billion in 2001 to P7.26 billion for the first half of 2002. Excluding the extraordinary loss, EBITDA would be P7.46 billion.

FOODS

URC posted consolidated net sales of P10.28 billion for the six months ended March 31, 2002, representing an increase of 11.8% over the same period last year. URC's gross margin increased by 7.59% compared to the same period last year to P2.98 billion. Income from operations rose to P1.11 billion, an equivalent of 10.98% increase. Net income for the period amounted to P718.8 million.

Branded consumer foods division posted sales value earnings growth of 10.5% at P7.77 billion, compared to the same period last year. Improvement in performance was a result of exciting marketing promotions and a series of aggressive advertising to further stabilize URC's already dominant position in key categories such as core snack, candy, chocolate and biscuit categories.

The Company's Agro-industrial business unit recorded net sales value of P1.46 billion, showing an impressive 22.1% increase in revenue value with the strong performance of the feeds business complemented by the consistent performance of the farms business.

URC's Commodity business unit ended with a sales value growth of 8.3% as commercial flour sales vaulted by a high 237%. Commercial sugar sales, on the other hand , were lower due to increased internal consumption as a result of increase in sales of candy, and various projects for Flour, Feeds and Sugar businesses.

PROPERTY

RLC recorded gross revenues of P887.85 million for the second quarter of fiscal year 2002, bringing up first half revenues to P1.67 billion, down by 3.3% from last year's P1.72 billion. Net income for the first half was P450.95 million compared to last year's P514.09 million.

The largest income contributor continues to be the Commercial Centers Division, accounting for P937.22 million of the first semester's real estate revenues as against last year's P725.97 million for the same period. The 29.1% increase is due to rental improvements from the Company's existing malls and excellent take-up of new malls which were completed last fiscal year: the Robinsons Place-Novaliches and Robinsons Place- Metro East. With the recent addition of two new malls during the first quarter, the Robinsons Place-Iloilo and Starmills-Pampanga, the Division's contribution this fiscal year is expected to further increase.

The High-Rise Building Division realized first half gross revenues of P254.71 million, down by 43.36% from P449.67 million of last year. However, it continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center at Ayala), all of which have become the choice corporate addresses of reputable multinational and domestic companies. Rental income from these three properties increased from P22.72 million to P31.55 million or an impressive increase of 38.88%. The Group is expecting to launch two new residential condominium projects in the coming fiscal year.

The Hotels Division, a major contributor to the Company's recurring revenues, reported gross revenues of P362.21 million for the first semester as against P389.31 million last year or a decrease of 6.96%. Despite the industry slump, the Company's hotels and apartelle continued to register satisfactory occupancy rates. Manila Galleria Suites averaged at 70%, the Manila Midtown Hotel at 48%, Cebu Midtown Hotel at 72%, and the Robinsons Apartelle in Mandaluyong at 35%.

RLC's housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corp., reported revenues amounting to P112.99 million, as against last year's P159.61 million.

United Industrial Corporation Limited, a Singaporean listed company, of which the Company owns a 24.9% equity interest, reported a net income of SGD 37.16 million, a slight increase of 1.7% from last year's six months net income of SGD36.52 million.

TELECOMMUNICATIONS

DIGITEL's consolidated operating revenues for the six months ended June 30, 2002 amounted to P2,976.9 million. Despite the growth in international inpayment revenues by P277.7 million and higher line rental revenue by P100.3 million for the six months ended 2002 due to the continuing growth in the number of telephone lines connected driven by the company's aggressive and efficient sales and marketing initiatives, operating revenues posted a decrease of about 2.6% from P3,055.8 million for the six months ended June 30, 2001. Contributory factors to the decrease are lower domestic inbound traffic in 2002 coupled with a reduction in average settlement rate.

Consolidated operating expenses decreased to P2,297.3 million for the six months ended June 30, 2002, or a 6% decrease from P2,443.9 million for the six months ended June 30, 2001. The decrease is attributable to lower depreciation and amortization expense primarily due to fully depreciated assets by the end of 2001. This decrease was offset by (a) increase in rental of buildings and facilities, equipment and utilities arising from data business expansion; (b) higher employee-related expenses; (c) incremental outside service costs associated with DIGITEL's growth in subscribers, customer centers and network infrastructure; and (d) a higher provision for doubtful accounts.

As a result of the foregoing, DIGITEL posted a consolidated operating income of P679.7 million for the six months ended June 30, 2002, a 11% increase from P611.9 million for the same period in 2001.

Consolidated other charges-net (principally interest expense, net of interest income) amounted to P584.6 million for the six months ended June 30, 2002. This posted a 4% decrease from P610.1 million for the six months ended June 30, 2001, due to lower prevailing interest rates in 2002. As a result, consolidated pre-tax accounting income amounted to P95.1 million for the six months ended June 30, 2002 compared to P1.8 million for the six months ended June 30, 2001.

DIGITEL registered a net income of P65.7 million for the six months ended June 30, 2002, a substantial increase from P2.9 million for the six months ended June 30, 2001.

TEXTILES

Litton Mills, Inc. registered revenues of P959.6 million for the first half of the fiscal year, an improvement of 6.4% from last year's P902.1 million for the same period. The textile business showed a net loss of P52.3 million, a downturn from last year's P63.1 million net income. The negative result was due to lower sales volume and average selling price of woven fabric and yarn during the period as compared to same period last year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) posted net sales of P2.09 billion, up by 8.6% over the same period last year due to increased sales volume. Total sales reached 71,514 metric tons of combined polypropylene (PP) and polyethylene (PE) products. However, lower average selling price and increased cost of sales affected the gross profit as its gross profit rate dipped 12.7% from 17% to 15%. High operating costs and interest charges continue to inflict the bottomline as it registered a net loss of P460.0 million for the first half of the year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated operating revenues of P2.37 billion for the six months ended June 30, 2002, a 25.4% increase over last year's P1.89 billion for the same period. Cebu Pacific posted a net income of P326.1 million for the half of the year, a 34.8% increase from last year's income of P241.9 million. The noteworthy performance is attributable to higher passenger yield and increased load factor.

POWER GENERATION

First Private Power Corporation (FPPC), which owns 93.25% of Bauang Private Power Corp., posted revenues of P347.1 million and a net income of P338.7 million for the first half of the year. JG Summit has 20% interest in FPPC.

JG Summit's 20% stake in Toledo Power Company was sold on April 24, 2002.

Financial Position

June 30, 2002 vs. December 31, 2001

As of June 30, 2002, JG Summit's balance sheet remains robust with consolidated assets of P145.40 billion, a 2.9% growth from P141.28 billion as the end of 2001. Current ratio stood at 1.41:1 compared to 1.34:1 as of year-end 2001.

Cash and cash equivalents increased by 3.3% from P3.46 billion in December 31, 2001 to P3.58 billion as of June 30, 2002. Temporary cash investments, which consist mostly of investments in debt securities, also went up by 8.1%. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) increased from P20.64 billion to P22.14 billion. The Company does not expect any liquidity problems that may arise in the near future.

The Company's principal sources of cash have been net cash provided by operating and financing activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries. As of June 30, 2002, the net cash provided by operating and financing

activities amounted to P4.71 billion and P161.8 million, respectively, while the net cash used in investing activities amounted to P4.76 billion.

Receivables grew 8.2% as trade receivables increase from P9.27 billion in December 2001 to P10.07 billion as of June 30, 2002. Finance receivables, which consist substantially of loans receivable of Robinsons Savings Bank, likewise increased from P1.55 billion in 2001 to P1.93 billion in June 2002.

Other current assets increased by 20.0% from P1.93 billion as of December 31, 2001 to P2.32 billion as of June 30, 2002 due mainly to increase in input taxes paid on importation of network equipment and prepayments on rental, taxes and other expenses.

Equity investments and advances decreased from P17.38 billion in December 2001 to P16.69 billion as of June 30, 2002 due to the sale of stake in Toledo Power Corporation. Equity earnings from affiliated companies for the six-month period amounted to P428.5 million.

Property, plant and equipment increased to P58.11 billion as of June 30, 2002 from P57.1 billion as of year-end 2001. DIGITEL's undertaking into the mobile phone business has intensified its capital infrastructure build-up and URC is currently expanding its packaging and flourmill plant facilities.

Accounts payable and accrued expenses increased by 30.9% due mainly to increased trade payables relative to increased cost of sales and the increase in deposit liabilities following the expansion of Robinsons Savings Bank branch network with its acquisition of 20 branches from ABN-AMRO Bank.

Notes payable went up 18.3% to P13.41 billion from 2001 year-end level of P11.34 billion. About 40% of these borrowings are hedged against the Company's temporary cash investments and the remaining portion is used for working capital.

Equipment related liability, including current portion, consist of suppliers' credit agreements of Digitel, amounted to P12.82 billion as of the first half of 2002 against P13.23 billion in year-end 2001. The decrease is attributed to loan maturity repayments during the period.

Long-term debt, including current portion, decreased by 2.9% from P33.65 billion as of year-end 2001 to P32.69 billion as the Company's US$ 119 million outstanding Medium Term Notes matured and was fully paid in May. As mentioned earlier, the Company issued a US$ 100 million medium-term guaranteed note in January 2002 and an additional borrowing from a local bank was made to finance the expansion of URC' packaging plant facilities. Total liabilities to equity ratio stood at 1.48:1.

Net debt stood at P36.78 billion and net debt to equity as of June 30, 2002 improved to 0.68:1 compared to 0.71:1 as of December 31, 2001.

For the year 2002, the Company's main capital expenditure (capex) program is focused on its three largest core businesses, namely, foods, telecommunications and property businesses. Total capex allocated for these three sectors amount to about P20 billion. These projects shall be funded through funds generated from operations and through outside fund-sourcing initiatives.

Stockholders' equity grew to P54.45 billion as of June 30, 2002 from P53.35 billion at the end of 2001. Book value per share as of June 30, 2002 was at P8.01.

As of June 30, 2002, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date as of amendment:**October 14, 2002**

CONSTANTE T. SANTOS
SVP - Corporate Controller

Date of amendment: **October 14, 2002**

MICHELE F. ABELLANOSA
Accounting Officer
Date of amendment: **October 14, 2002**

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P3,577,533**	P3,463,649
Temporary cash investments	**18,565,740**	17,180,156
Marketable securities	**165,264**	237,051
Receivables	**15,664,458**	14,477,520
Inventories (Note 2)	**10,486,822**	10,181,743
Other current assets	**2,319,804**	1,933,160
Total Current Assets	**50,779,621**	47,473,279
Equity Investments and Advances	**16,686,886**	17,377,135
Investments in Real Properties	**14,000,587**	13,266,709
Property, Plant and Equipment - net	**58,114,123**	57,051,387
Other Assets	**5,820,617**	6,115,271
	145,401,834	P141,283,781
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P15,124,831**	P11,550,358
Notes payable	**13,411,170**	11,340,488
Current portion of equipment-related liability (Note 3)	**3,233,402**	2,458,094
Current portion of long-term debt (Note 4)	**1,335,366**	8,040,790
Estimated land development costs	**534,179**	607,226
Income tax payable	**329,694**	416,473
Customers' deposits and other current liabilities	**1,210,949**	1,089,046
Total Current Liabilities	**35,179,591**	35,502,475
Maintenance Reserves	**961,390**	865,638
Equipment Related Liability (Note 3)	**9,589,615**	10,865,229
Long-Term Debt - net of current portion (Note 4)	**31,353,690**	25,610,696
Due to Affiliated Companies and Other Liabilities	**3,170,833**	3,004,229
Deferred Credits	**426,266**	630,893
Total Liabilities	**80,681,385**	76,479,160
Minority Interest in Consolidated Subsidiaries	**10,269,799**	11,450,714
Stockholders' Equity	**54,450,650**	53,353,907
	P145,401,834	P141,283,781

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(In Thousands Except Per Share Amounts)

	Second Quarter		Six Months Ended June 30	
	2002	2001	2002	2001
REVENUES				
Foods	P4,740,772	P4,642,245	P10,282,585	P9,197,641
Real estate and hotels	888,400	825,277	1,667,690	1,719,873
Textiles	540,906	483,208	959,604	902,091
Petrochemicals	1,318,565	1,053,182	2,096,538	1,930,324
Air transportation	1,183,589	-	2,370,474	-
Electronics and supplementary businesses	242,773	193,945	408,230	434,995
Telecommunications	1,425,317	1,407,528	2,976,937	3,055,848
Interest, investment and other income	1,054,824	857,260	2,196,698	1,592,716
Equity in net earnings of unconsolidated subsidiaries	263,804	280,654	428,473	450,701
	11,658,950	9,743,299	23,387,229	19,284,189
COST OF GOODS SOLD	5,939,070	4,931,294	12,410,775	9,528,550
OPERATING AND OTHER EXPENSES	3,343,654	2,685,575	6,294,778	5,622,131
INTEREST AND OTHER FINANCING CHARGES	1,311,755	1,145,894	2,677,581	2,218,910
	10,594,479	8,762,763	21,383,134	17,369,591
NET OPERATING INCOME	1,064,471	980,536	2,004,095	1,914,598
OTHER INCOME (EXPENSES)	(58,792)	(78,346)	(150,934)	121,369
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,005,679	902,190	1,853,161	2,035,967
PROVISION FOR INCOME TAX	200,233	223,085	401,535	512,795
NET INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	805,446	679,105	1,451,626	1,523,172
MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	87,765	(12,820)	143,839	37,257
NET INCOME	717,681	691,925	1,307,787	1,485,915
RETAINED EARNINGS AT BEGINNING OF PERIOD	41,088,998	39,621,881	40,498,892	38,930,550
RETAINED EARNINGS AT END OF PERIOD	P41,806,679	40,313,806	P41,806,679	P40,416,465
EARNINGS PER SHARE (Note 5)	P0.11	P0.10	P0.19	P0.22

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on June 30, 2001 Unaudited Consolidated Financials Statements were restated to conform with the June 30, 2002 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before minority interest in net income of subsidiaries	P1,451,626	P1,523,172
Adjustments for:		
Depreciation and amortization	2,868,312	2,687,593
Interest expense	2,677,581	2,218,910
Interest income	(1,942,696)	(1,408,552)
Provision for doubtful accounts	106,694	145,552
Equity in net earnings of unconsolidated subsidiaries	(428,473)	(450,701)
Gain on sale/repurchase of investment securities		(121,369)
Minority interest in net income of subsidiaries	143,839	37,257
Operating income before working capital changes	4,876,883	4,631,862
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Temporary cash investments	(1,385,584)	(2,879,506)
Marketable equity securities	71,787	75,093
Receivables	(780,787)	(1,751,949)
Inventories	(305,079)	(1,223,459)
Other current assets	(386,644)	(346,080)
Other assets	161,330	525,724
Increase (decrease) in:		
Accounts payable and accrued expenses	3,135,317	1,165,523
Income tax payable	(86,779)	117,211
Customers' deposits and other current liabilities	121,903	908,887
Maintenance reserve	95,752	-
Net cash generated from (used in) operations	5,518,099	1,223,306
Interest received	1,429,851	2,072,498
Interest paid	(2,238,425)	(2,475,638)
Net cash provided by (used in) operating activities	4,709,525	820,166
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Equity investment and advances	907,678	(565,347)
Property, plant and equipment	(4,653,518)	(4,244,086)
Investments in real properties	(806,925)	(275,291)
Increase (decrease) in deferred credits	(204,627)	(15,460)
Net cash provided by (used in) investing activities	(4,757,392)	(5,100,184)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Loans payable	2,070,682	1,085,083
Equipment related liability	(204,146)	-
Long-term debt	(402,796)	(1,863,279)
Due to affiliated companies and other liabilities	166,604	902,216
Minority interest in consolidated subsidiaries	(1,468,593)	(445,818)
Net cash provided by (used in) financing activities	161,751	(321,798)

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30	
	2002	2001
NET INCREASE (DECREASE) IN CASH CASH EQUIVALENTS	P113,884	(P4,601,816)
CASH, CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,463,649	8,405,002
CASH, CASH EQUIVALENTS AT END OF PERIOD	P3,577,533	P3,803,186

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES STOCKHOLDERS' EQUITY

		Six Months Ended June 30		
		2002		2001
Capital stock:				
Authorized - 14,400,800,000 shares				
Issued - 6,895,273,657 shares	**P**	**6,895,274**	P	6,895,274
Additional paid-in capital		**5,961,714**		5,961,714
Accumulated translation adjustment		**508,831**		719,875
Retained earnings		**41,806,679**		40,416,465
Treasury stock -at cost		**(721,848)**		(721,848)
	P	**54,450,650**	P	53,271,480

See accompanying Notes to Unaudited Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarter ended June 30, 2002 and 2001 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

Companies	2002	2001
Foods		
Universal Robina Corporation and Subsidiaries	84.18	82.76
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	88.00	88.00
Adia Development and Management Corporation	100.00	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	51.86	51.92
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00
Multinational Finance Group Ltd.	100.00	100.00

Companies	2002	2001
Petrochemicals		
JG Summit Petrochemical Corporation	80.00	80.00
Air Transportation		
Cebu Air, Inc.	100.00	49.00
Electronics and Supplementary Businesses		
Cambridge Electronics Corporation	100.00	100.00
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

Inventories consist of:		June 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Finished Goods	P	1,915,482	P	1,554,281
Work in process		388,798		382,025
Raw materials		2,003,993		1,968,974
Poultry and hog breeder stock, market stock and by-products		550,578		561,990
Spare parts, packaging materials and other supplies		1,940,808		1,841,344
Subd. land & condominium units held for sale		2,339,268		2,326,675
Materials in transit		1,436,502		1,589,414
		10,575,429		10,224,703
Allowance for obsolescence		88,607		42,960
	P	10,486,822	P	10,181,743

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed raw materials.

3. EQUIPMENT RELATED LIABILITY

This account consists of:

		June 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Suppliers' credit agreements with maturities from 2001 to 2007, at interest rates of 1.5% to 2% over 180-day London Interbank Offered Rate (LIBOR)	P	12,657,839	P	13,167,274
Suppliers' credit payable semi-annually up to 2002, at interest rate of 1.5% over 90-day LIBOR		165,178		156,049
		12,823,017		13,323,323
Less current portion		3,233,402		2,458,094
	P	9,589,615	P	10,865,229

4. LONG-TERM DEBT

Long-term debt is summarized as follows:

		June 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Foreign currencies				
Convertible Bonds Due 2003 amounting to US$300 million with interest at a rate of 3 1/2%	P	5,354,768	P	5,476,504
US$200 million 8% Notes Due 2002		-		6,035,066
US$200 million 8.375% Notes Due 2004		3,831,968		3,919,084
US$100 million 8 3/8% Notes Due 2006		2,719,687		2,733,100
US$ 50 million Term Loan Facility Due 2006, put 04		2,527,050		2,584,500
US$ 52.3 million Floating Rate Note Due 2006		2,643,294		2,703,387
US$ 100 million 9.25% Notes Due 2006		5,054,100		-
Various borrowings from banks with maturities from 2001 to 2005, at interst rates of 1.5% to 2% over 180-day LIBOR		2,761,068		3,389,657
Various loans from foreign banks, payable in sixteen semi-annual installments at interest rates determined on a quarterly basis		2,641,528		2,482,746
		27,533,464		29,324,044
Philippine Pesos				
Capital lease obligation		2,579,134		2,747,123
Long-term commercial paper maturing 2001 and 2003. Interest payable quarterly at the rate agreed upon with the creditors		1,500,000		1,500,000
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations		76,458		80,319
Borrowing from a local bank		1,000,000		-
		5,155,592		4,327,442
		32,689,056		33,651,486
Less current portion		1,335,366		8,040,790
	P	31,353,690	P	25,610,696

5. Earnings Per Share

The following table presents information necessary to calculate EPS as of June 30, 2002 and 2001:

	Three Months Ended June 30				Six Months Ended June 30			
		2002		2001		2002		2001
Net income	P	717,681	P	691,925	P	1,307,787	P	1,485,915
Add interest expense on convertible bonds		183,158		68,853		273,518		134,528
Net income applicable to common stock	P	900,839	P	760,778	P	1,581,305	P	1,620,443
Weighted average number of common shares		6,797,191,657		6,797,191,657		6,797,191,657		6,797,191,657
Potential common shares on convertible bonds		214,748,992		286,043,492		214,748,992		286,043,492
Common and potential common shares from assumed conversion		7,011,940,649		7,083,235,149		7,011,940,649		7,083,235,149
Earnings per share								
Basic	P	0.11	P	0.10	P	0.19	P	0.22
Diluted	P	0.13	P	0.11	P	0.23	P	0.23

As of June 30, 2002 and 2001 the assumed conversion of convertible bonds is anti-dilutive.

6. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of June 30 is summarized as follows:

	REVENUES				ASSETS				NET ASSETS			
		2002		2001		2002		2001		2002		2001
Foods	P	10,282,585	P	9,197,641	P	35,645,783	P	30,595,015	P	15,998,241	P	14,623,081
Telecom		2,976,937		3,055,848		35,930,478		34,817,953		5,738,178		5,783,809
Petrochemicals		2,096,538		1,930,324		11,079,477		11,264,662		408,604		1,297,403
Air transportation		2,370,474		-		2,365,137		1,549,158		404,888		311,609
Real estate & hotels		1,667,690		1,719,873		18,992,381		14,550,233		9,784,144		9,160,554
Textiles		959,604		902,091		3,435,001		3,526,831		2,060,214		1,838,526
Other supplementary business		408,230		434,995		1,487,263		1,581,324		(98,759)		(82,579)
Parent/International, capital & financial services		2,625,171		2,043,417		36,466,314		33,226,869		20,155,140		19,350,375
	P	23,387,229	P	19,284,189	P	145,401,834	P	131,112,045	P	54,450,650	P	52,282,778

7. APPROPRIATIONS

In April 2002, the Parent Company's Board of Directors, approved to appropriate P8.83 billion from its unrestricted retained earnings for the following:

Appropriation for JG Summit Philippines, Ltd. 02 Note under the Global Medium Term Note Program	P	7,327,316
Appropriation for Parent Compnay's long-term commercial papers maturing in 2003		1,500,000
	P	8,827,316

FILE

OSCAR L. GOMEZ
2002 OCT 22 AM 10 46

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			

(Appointment of New Transfer Agent)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 21, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

That on October 21, 2002, the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") approved the following resolutions, as follows:

1. The termination of the services of Bank of the Philippine Islands (BPI) as Transfer Agent of the Corporation effective sixty (60) days after notice of termination;

2. The appointment and designation of Equitable-PCI Bank (EPCIB) as the new stock transfer and dividend paying agent of the Corporation effective immediately after termination of the services of BPI.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

October 21, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/cgd

FILE 1 of 2

OSCAR L. GOMEZ
2002 OCT 25 PM 1:23

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

(Report on Subsidiary's Acquisition of Shares dated October 25, 2002)

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number — LCU

Document I.D. — Cashier

STAMPS

(File 2 of 2) Copy to: LYG - hr 10/28/02

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 25, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has acquired on October 24, 2002 an additional 85,344,500 shares of Robinsons Land Corporation at P1.50 per share and 60,851,890 shares of Universal Robina Corporation at P3.15 per share.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

October 25, 2002
(Date)

/mhd